June 18, 2025

Christopher Prentiss
Chief Financial Officer
MannKind Corporation
1 Casper Street
Danbury, Connecticut 06810

        Re: MannKind Corporation
            Form 10-K for the Fiscal Year Ended December 31, 2024
            Filed February 26, 2025
            File No. 000-50865
Dear Christopher Prentiss:

       We have reviewed your June 5, 2025 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our May 16,
2025 letter.

Form 10-K for the Fiscal Year Ended December 31, 2024
Notes to Consolidated Financial Statements
11. Collaborations, Licensing and Other Arrangements, page 94

1. We note your responses to prior comments one and two. Please address the following as it relates to collaboration and services revenue earned under your CSA with UT:
           Quantify, for each period presented, the portion of revenues earned from product sales to UT on a cost plus margin basis as well as the portion of previously deferred revenue recognized for pre-production activities under the CSA.
           Describe and quantify the key factors underlying the increase in product sales to
            UT, including changes in production cost, margin and facility utilization expense and any other variables as referenced in the CSA.
           Provide a rollforward of your deferred revenue balance, similar to the disclosure provided on page 94, for each performance obligation.
 June 18, 2025
Page 2

             Explain your consideration of providing the disclosures required by ASC 606-10-
           50-13 for each of your remaining performance obligations.
             Disclosure in your December 31, 2023 Form 10-K indicates that the significant increase in deferred revenue during 2023 was primarily related to the capital improvements for the expansion of your manufacturing facility and that you determined that the revenue recognition associated with the capital improvements should be combined with the manufacturing services performance obligation.
           Clarify how this additional deferred revenue was determined. For example, did
           UT fund the cost of your facility expansion and if so, how much of your deferred revenue balance relates to such expansion?
             Provide us with an unredacted copy of the CSA, as amended. Please discuss with staff how to submit such materials.

       Please contact Frank Wyman at 202-551-3660 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences